SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                               SBI PURCHASE CORP.
                            (Name of Filing Persons)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction Valuation*                     Amount of Filing Fee**
              ---------------------                      -------------------
                   $9,464,235                                  $1,893
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase at a price of $1.70 per share of 4,834,974 outstanding shares of Class A Common Stock of Razorfish, Inc. (the "Company"), 50 shares of Class B Common Stock of the Company, and 732,173 shares of Class A Common Stock underlying outstanding options and warrants of the Company without regard to the exercise price of such options and warrants.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount previously paid:  $1,893                   Filing party:  SBI Holdings Inc.
                                                                      SBI and Company,and
                                                                      SBI Purchase Corp.

     Form or registration No.: Schedule TO-T           Date filed: December 6, 2002
                               Schedule TO-T/A                     December 20, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going-private transaction subject to Rule 13e-3.

     |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 6, 2002 (as previously amended on December 20, 2002, January 7, 2003 and January 15, 2003, the "Schedule TO"), relating to the offer by SBI Purchase Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of SBI and Company, a Utah corporation (together with Purchaser, collectively, "SBI"), to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation ("Razorfish"), at a purchase price of $1.70 per share, in cash (the "Offer"). This Schedule TO/A is being filed to report the results of the Offer which expired at 5:00 p.m., Eastern Time on January 22, 2003.

     SBI has been advised by Alpine Fiduciary Services, Inc., the depositary for the Offer, that a total of 2,704,194 Shares were tendered and not withdrawn prior to the expiration of the Offer, including 56,820 Shares tendered subject to delivery. The tendered shares represent approximately 52% of the outstanding common stock of Razorfish. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer. It is anticipated that Purchaser and Razorfish will be merged in a transaction in which any remaining shareholders of Razorfish, other than SBI, will receive $1.70 per Share, and that such merger will be completed during the first quarter of 2003.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit.

     (a)(5) (D) Press Release, dated January 23, 2003.

                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.

                             SBI HOLDINGS INC.

January 23, 2003             By:  /s/ William E. Stringham
                                  ----------------------------------------------
                                  Name:  William E. Stringham
                                  Title:  President and Chief Executive Officer

                             SBI AND COMPANY

January 23, 2003             By:  /s/ William E. Stringham
                                  ----------------------------------------------
                                  Name:  William E. Stringham
                                  Title:  President and Chief Executive Officer

                             SBI PURCHASE CORP.

January 23, 2003             By:  /s/ William E. Stringham
                                  ----------------------------------------------
                                  Name:  William E. Stringham
                                  Title:  President and Chief Executive Officer